                            FORM 11-K ANNUAL REPORT
                                                                            5043
________________________________________________________________________________

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                  ___________________________________________

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                FOR THE TRANSITION PERIOD FROM ______ TO ______

                        COMMISSION FILE NUMBER 0-12345

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  STILLWATER MINING COMPANY, BARGAINING UNIT,
                               401K PLAN & TRUST

                           STILLWATER MINING COMPANY
                          1891 EAST 1st AVENUE SOUTH
                                P. O. BOX 1209
                              COLUMBUS, MT  59019


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           STILLWATER MINING COMPANY
                                ONE TABOR CENTER
                       1200 SEVENTEENTH STREET, SUITE 900
                               DENVER, CO  80202

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                             Page
                                                                             ----

REPORT OF INDEPENDENT ACCOUNTANTS.........................................      1

FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits, with Fund Information,
  at December 31, 1998....................................................      2

 Statement of Net Assets Available for Benefits, with Fund Information,
  at December 31, 1997....................................................      3

 Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, For the Year Ended December 31, 1998.............      4

 Notes to Financial Statements............................................    5-8

SCHEDULES*:

 Schedule I - Schedule of Assets Held for Investment......................      9

 Schedule II - Schedule of Loans in Default...............................     10

 Schedule III - Schedule of Reportable Transactions.......................     11

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Stillwater Mining Company, Bargaining Unit, 401(k) Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Stillwater Mining Company, Bargaining Unit, 401(k) Plan and Trust (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



September 20, 1999

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998

                                                         FUND INFORMATION
-------------------------------------------------------------------------------------------------
                                   STILLWATER     GROWTH AND               GOVERNMENT     ASSET
                                 MINING COMPANY     INCOME      MAGELLAN   SECURITIES    MANAGER
                                      FUND        PORTFOLIO       FUND        FUND      PORTFOLIO
ASSETS
Investments
  Common stock                      $580,735    $        -    $        -   $      -   $      -
  Mutual funds                             -     2,945,642     3,473,185    490,604    944,078
  Participant loans                        -             -             -          -          -
Receivables:
  Employer contributions               1,451        20,911        25,710      4,997       7,103
  Participant contributions
   and loan repayments                 3,036        35,545        42,567      6,560      10,774
                                    --------    ----------      --------   --------    --------

      Total assets                   585,222     3,002,098     3,541,462    502,161     961,955
                                    --------    ----------    ----------   --------    --------
Net assets available
 for benefits                       $585,222    $3,002,098    $3,541,462   $502,161    $961,955
                                    ========    ==========    ==========   ========    ========



                                                         FUND INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
                              RETIREMENT       LOW
                              GOVERNMENT      PRICED                DIVERSIFIED
                             MONEY MARKET     STOCK                INTERNATIONAL  PARTICIPANT
                              PORTFOLIO       FUND     CONTRAFUND       FUND        LOANS       TOTAL
ASSETS
Investments
  Common stock                   $     -     $     -     $     -     $    -     $      -      $  580,735
  Mutual funds                    464,983     142,753     132,460     67,699           -       8,661,404
  Participant loans                    -           -           -          -      763,444         763,444
Receivables:
  Employer contributions            3,907       2,530       1,968        794           -          69,371
  Participant contributions
   and loan repayments              5,596       2,853       2,984      1,398     (29,773)         81,540
                                 --------    --------    --------    -------    --------     -----------

      Total assets                474,486     148,136     137,412     69,891     733,671      10,156,494
                                 --------    --------    --------    -------    --------     -----------
Net assets available
 for benefits                    $474,486    $148,136    $137,412    $69,891    $733,671     $10,156,494
                                 ========    ========    ========    =======    ========     ===========

                         The accompanying notes are an
                 integral part of these financial statements.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997


                                                         FUND INFORMATION
------------------------------------------------------------------------------------

                                GROWTH AND                GOVERNMENT     ASSET
                                  INCOME      MAGELLAN    SECURITIES    MANAGER
                                PORTFOLIO       FUND         FUND      PORTFOLIO
ASSETS
Investments
  Mutual funds                  $2,140,241   $2,531,069     $454,741     $782,174
  Participant loans                      -            -            -            -
Receivables:
    Employer contributions          16,515       21,708        5,127        6,698
    Participant contributions
      and loan repayments           24,670       33,452        7,299        9,015
                                ----------   ----------     --------     --------

        Total assets             2,181,426    2,586,229      467,167      797,887
                                ----------   ----------     --------     --------

Net assets available for
 benefits                       $2,181,426   $2,586,229     $467,167     $797,887
                                ==========   ==========     ========     ========



                                                         FUND INFORMATION
------------------------------------------------------------------------------
                                 RETIREMENT    LOW
                                 GOVERNMENT   PRICED               DIVERSIFIED
                                MONEY MARKET  STOCK               INTERNATIONAL   PARTICIPANT
                                 PORTFOLIO    FUND     CONTRAFUND     FUND           LOANS       TOTAL
ASSETS
Investments
  Mutual funds                    $340,674   $29,568     $22,303    $ 9,434       $      -     $6,310,204
  Participant loans                      -         -           -          -         601,255       601,255
Receivables:
    Employer contributions           3,089     1,024         608        238              -         55,007
    Participant contributions
     and loan repayments             4,155     1,310         853        490         (19,882)       61,362
                                  --------   -------     -------    -------        --------    ----------

        Total assets               347,918    31,902      23,764     10,162         581,373     7,027,828
                                  --------   -------     -------    -------        --------    ----------
Net assets available for
 benefits                         $347,918   $31,902     $23,764    $10,162        $581,373    $7,027,828
                                  ========   =======     =======    =======        ========    ==========

                         The accompanying notes are an
                 integral part of these financial statements.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998

                                                                                        FUND INFORMATION
                                                -----------------------------------------------------------------------------------
                                                 STILLWATER
                                                   MINING
                                                  COMPANY        GROWTH AND                        GOVERNMENT        ASSET MANAGER
                                                    FUND      INCOME PORTFOLIO   MAGELLAN FUND   SECURITIES FUND       PORTFOLIO
                                                -----------  ------------------ --------------- ----------------    ---------------
Additions to net assets attributed to:
Investment income:
    Interest and dividends                         $    292        $  159,202       $  163,684          $ 30,655        $  175,118
    Net appreciation (depreciation) in fair
     value of investments                            59,856           485,434          717,814            10,913           (42,564)
    Interest income on loans                            127            15,957           24,085             6,625             6,901
                                                   --------        ----------       ----------          --------        ----------
      Total investment income                        60,275           660,593          905,583            48,193           139,455

  Employer contributions                              2,230           239,821          311,006            65,940            86,036
  Participant contributions and loan repayments      22,462           447,485          559,821            89,399           136,357
                                                   --------        ----------       ----------          --------        ----------
      Total additions                                24,692           687,306          870,827           155,339           222,393

Deductions from net assets attributed to:
  Distributions and withdrawals                           -           (52,792)        (119,327)          (30,109)          (41,708)
  Participant loan withdrawals                            -          (205,859)        (162,417)          (40,483)          (32,106)
  Loan fees charged to participants                       -            (3,994)          (2,313)           (1,344)             (663)
  Transfer to Stillwater Mining Company 401(k)
   Plan and Trust                                         -          (221,843)        (167,523)          (14,827)          (25,610)
                                                   --------        ----------       ----------          --------        ----------
      Total deductions                                    -          (484,488)        (451,580)          (86,763)         (100,087)
                                                   --------        ----------       ----------          --------        ----------
Net interfund transfers                             500,255           (42,739)        (369,597)          (81,775)          (97,693)
                                                   --------        ----------       ----------          --------        ----------
Net increase (decrease)                             585,222           820,672          955,233            34,994           164,068
Net assets at beginning of plan year                      -         2,181,426        2,586,229           467,167           797,887
                                                   --------        ----------       ----------          --------        ----------
Net assets at end of plan year                     $585,222        $3,002,098       $3,541,462          $502,161          $961,955
                                                   ========        ==========       ==========          ========        ==========


                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------------
                                                      RETIREMENT     LOW
                                                      GOVERNMENT    PRICED                DIVERSIFIED
                                                     MONEY MARKET   STOCK                INTERNATIONAL   PARTICIPANT
                                                       PORTFOLIO     FUND     CONTRAFUND     FUND           LOANS       T0TAL
                                                     ------------  --------  ----------- --------------  ------------  --------
Additions to net assets attributed to:
Investment income:
    Interest and dividends                             $ 22,143     $ 10,688     $  9,669     $ 2,447     $     -     $   573,898
    Net appreciation (depreciation) in fair
     value of investments                                     -      (15,924)      14,244       1,384           -       1,231,157
    Interest income on loans                              2,322          276          440         238           -          56,971
                                                       --------     --------     --------     -------    --------     -----------
      Total investment income                            24,465       (4,960)      24,353       4,069           -       1,862,026

  Employer contributions                                 45,429       28,759       17,463       6,933           -         803,617
  Participant contributions and loan repayments          65,959       76,093       50,926      15,398    (248,152)      1,215,748
                                                       --------     --------     --------     -------    --------     -----------
      Total additions                                   111,388      104,852       68,389      22,331    (248,152)      2,019,365

Deductions from net assets attributed to:
  Distributions and withdrawals                           6,172       (1,152)      (1,208)        (49)          -        (240,173)
  Participant loan withdrawals                          (21,889)      (1,625)      (1,778)     (1,706)    467,863               -
  Loan fees charged to participants                        (750)         (15)         (19)         (6)    (40,716)        (49,820)
  Transfer to Stillwater Mining Company 401(k)
   Plan and Trust                                        (4,721)      (1,210)        (301)          -     (26,697)       (462,732)
                                                       --------     --------     --------     -------    --------     -----------
      Total deductions                                  (21,188)      (4,002)      (3,306)     (1,761)    400,450        (752,725)
                                                       --------     --------     --------     -------    --------     -----------
Net interfund transfers                                  11,903       20,344       24,212      35,090           -               -
                                                       --------     --------     --------     -------    --------     -----------
Net increase (decrease)                                 126,568      116,234      113,648      59,729     152,298       3,128,666
Net assets at beginning of plan year                    347,918       31,902       23,764      10,162     581,373       7,027,828
                                                       --------     --------     --------     -------    --------     -----------
Net assets at end of plan year                         $474,486     $148,136     $137,412     $69,891    $733,671     $10,156,494
                                                       ========     ========     ========     =======    ========     ===========

  The accompanying notes are an integral part of these financial statements.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     On October 1, 1996, Stillwater Mining Company (the "Company") established the Stillwater Mining Company, Bargaining Unit, 401(k) Plan and Trust (the "Plan") for Union employees. The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering all union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible to participate in the Plan after completion of six consecutive months of service.

     PLAN AND TRUST ADMINISTRATION

     The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Fidelity Management Trust Company (the "Trustee").

     CONTRIBUTIONS

     Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

     The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

     VESTING

     Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service. During 1998, $7,220 of employer matching contributions were forfeited by employees who terminated before those amounts became vested. Forfeitures of terminated participants' nonvested accounts are retained in the Plan and used to reduce future employer matching contributions.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

-------------------------------------------------------------------------------


     PARTICIPANT LOANS

     Participants may obtain loans from the Plan of not less than $1,000 nor more than the lesser of one-half of their vested account balance or $50,000. Repayment of the loan must be made through payroll deduction over a five-year period, except for loans for the purchase of a participant's principal residence, which can be repaid over a ten-year period.

     PAYMENT OF BENEFITS

     At termination of service, participants receive a lump-sum amount equal to the vested value of his or her account.

2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements are prepared on the accrual basis of accounting.

     APPRECIATION (DEPRECIATION) OF INVESTMENTS

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS AND INCOME RECOGNITION

     Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

     Participant loans are valued at principal amount, which approximates fair value.

     EXPENSES OF THE PLAN

     The Company reimburses the expenses incurred in the administration of the Plan.

3.   INVESTMENTS

     Upon enrollment in the Plan, a participant may direct contributions to any of nine investment options managed by the Trustee. The investment alternatives include the Stillwater Mining Company Fund, the Growth and Income Portfolio, the Magellan Fund, the Government Securities Fund, the Asset Manager Portfolio, the Retirement Government Money Market Portfolio, the Low Priced Stock Fund, the Contrafund and the Diversified International Fund.

     As of December 31, 1998, the number of participants holding assets in the various investment options were as follows: 41 in the Stillwater Mining Company Fund, 322 in the Growth and Income Portfolio, 341 in the Magellan Fund, 105 in the Government Securities Fund, 130 in the Asset Manager Portfolio, 73 in the Retirement Government Money Market Portfolio, 70 in the Low Priced Stock Fund, 45 in the Contrafund and 30 in the Diversified International Fund.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

-------------------------------------------------------------------------------

     The following table represents units of participation and net asset value per unit for each investment option:

                                                            1998                                  1997
                                             ----------------------------------   ------------------------------------

                                                Units of          Net Asset           Units of           Net Asset
                                             Participation     Value Per Unit      Participation      Value Per Unit
                                             --------------    --------------      --------------     --------------
Stillwater Mining Company Fund                    24,335.24       $ 23.86                      -         $    -
Growth & Income Portfolio                         64,259.21         45.84              56,174.30           38.10
Magellan Fund                                     28,746.78        120.82              26,567.33           95.27
Government Securities Fund                        48,383.08         10.14              45,887.13            9.91
Asset Manager Portfolio                           54,288.56         17.39              42,625.30           18.35
Retirement Gov't Money Market Portfolio          464,982.72          1.00             340,673.89            1.00
Low Priced Stock Fund                              6,247.38         22.85               1,176.62           25.13
Contrafund                                         2,332.46         56.79                 478.29           46.63
Diversified International Fund                     3,820.47         17.72                 584.89           16.13

4.    NET REALIZED GAINS/LOSSES ON INVESTMENTS

      Net realized gains/losses from investment transactions for the year ended December 31, 1998 were as follows:

                        STILLWATER
                          MINING           GROWTH                             GOVERNMENT
                          COMPANY         & INCOME          MAGELLAN          SECURITIES
                           FUND           PORTFOLIO           FUND               FUND
PROCEEDS                $  3,707          $677,069          $1,044,851          $430,469
COST                       3,593           613,035             941,756           422,680
                        --------          --------          ----------          --------

NET GAIN/(LOSS)         $    114          $ 64,034          $  103,095          $  7,789
                        ========          ========          ==========          ========


                                            LOW
                           ASSET           PRICED                             DIVERSIFIED
                          MANAGER          STOCK                             INTERNATIONAL
                         PORTFOLIO          FUND           CONTRAFUND            FUND

PROCEEDS                  $205,686       $ 15,772          $   29,346            $ 21,393
COST                       200,219         16,734              26,188              20,970
                          --------       --------          ----------            --------

NET GAIN/(LOSS)           $  5,467       $   (962)         $    3,158            $    423
                          ========       ========          ==========            ========

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

-------------------------------------------------------------------------------

5.   UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

     Net unrealized appreciation of investments amounted to $2,060,869 and $1,012,830 at December 31, 1998 and 1997, respectively. The change in net unrealized appreciation resulted in a Plan gain of $1,048,039 in 1998.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7.   TAX STATUS

     The Company has obtained a favorable determination letter dated June 4, 1997 from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code. The Company is of the opinion that the Plan has operated in conformity with the Internal Revenue Code and will continue to fulfill the requirements of a qualified plan and that the trust which forms part of the Plan is not subject to tax. Accordingly, no federal or state income taxes have been provided.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1998                                                    SCHEDULE I
-------------------------------------------------------------------------------


                                                                         COST OF      CURRENT
ISSUER                                 DESCRIPTION OF INVESTMENT          ASSET        VALUE

Stillwater Mining Company (a)      Stillwater Mining Company Fund
                                    - Common Stock                      $  520,993   $  580,735

Fidelity Investments (b)           Growth and Income Portfolio           1,977,491    2,945,642

                                   Magellan Fund                         2,486,331    3,473,185

                                   Government Securities Fund              480,610      490,604

                                   Asset Manager Portfolio                 901,539      944,078

                                   Retirement Government Money Market
                                   Portfolio                               464,983      464,983

                                   Low Priced Stock Fund                   158,407      142,753

                                   Contrafund                              123,500      132,460

                                   Diversified International Fund           67,416       67,699

 Participants                      Participant loans; interest rates
                                    ranging from 7.0% to 10.25%            763,444      763,444


(a)  Party-in-interest.

(b) Party-in-interest because an affiliate is a service provider to, and Trustee of, the Plan.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

LINE 27b-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
DECEMBER 31, 1998                                                    SCHEDULE II
--------------------------------------------------------------------------------






                                      ORIGINAL    AMOUNT RECEIVED                                          OVERDUE AMOUNTS (b)
                                       LOAN        DURING PLAN       ISSUE      MATURITY     INTEREST     -----------------------
  NAME (a)               ADDRESS      AMOUNT(c)      YEAR 1998        DATE        DATE         RATE        PRINCIPAL    INTEREST

                      P. O. Box 433
Greg Dana             Nye, MT 59019    $15,000         $216         10/14/98     11/11/05       10%         $14,987       $118


(a)  All obligor were terminated prior to the Plan year end.

(b)  Upon termination, the unpaid balance and interest accrued became payable.

(c) All participant loans are limited to 50% of the value of the participant's account. The remaining balance in the participant's account serves as collateral on the loan.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(k) PLAN AND TRUST

LINE 27d-SCHEDULE OF REPORTABLE TRANSACTIONS(a)
FOR THE YEAR ENDED DECEMBER 31, 1998                                SCHEDULE III


                                      TOTAL       TOTAL     TOTAL DOLLAR   TOTAL DOLLAR   TOTAL COST   NET GAIN
                                    NUMBER OF   NUMBER OF     VALUE OF       VALUE OF     OF ASSETS     (LOSS)
      DESCRIPTION OF ASSET          PURCHASES     SALES      PURCHASES        SALES          SOLD      ON SALES

Fidelity Growth and Income
 Portfolio (b)                             93          70     $  997,037     $  677,069     $516,223   $160,846

Fidelity Magellan
 Fund (b)                                 104          81      1,269,154      1,044,851      885,509    159,342

Fidelity Government Securities
 Fund (b)                                  79          51        455,419        430,468      425,320      5,148

Fidelity Asset Manager
 Portfolio (b)                             61          41        410,154        205,686      186,333     19,353

Fidelity Retirement Government
 Money Market Portfolio (b)                52          28        289,025        164,716      164,716          -




(a) Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

(b) Represent party-in-interest transactions because an affiliate is a service provider to, and Trustee of, the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Stillwater Mining Company, Bargaining Unit,
                                   401(k) Plan and Trust
                                 -----------------------------------------------
                                 (Name of Plan)



Date: October 15, 1999           /s/  John Stark
                                 ------------------------------
                                      John Stark